Early Warning Report

This report is made pursuant to:
Subsection 101 of the Securities Act (Ontario)
Subsection 111 of the Securities Act (British Columbia)
Subsection 110 of the Securities Act, 1988 (Saskatchewan)
Subsection 92 of the Securities Act (Manitoba)
Subsection 141 of the Securities Act (Alberta)
Subsection 107 of the Securities Act (Nova Scotia)
Subsection 102 of the Securities Act (Newfoundland)
Section 147.11 of the Securities Act (Quebec)

(a)	Name and address of Offerors:

Fidelity Management & Research Company (“FMR Co.”)
Fidelity Management Trust Company (“FMTC”)
82 Devonshire Street
Boston, MA, 02109

Fidelity International Limited (“FIL”)
42 Crow Lane, Pembroke, Bermuda

FMR Co., FMTC, FIL, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as “Fidelity.”

(b)	The designation and number or principal amount of securities and the offeror’s securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

2,129,500 shares (or 1.74%) of Starfield Resources Inc’s outstanding common stock by accounts and funds managed by Fidelity. Fidelity has control but not ownership of the securities purchased in this transaction.

(c)	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Fidelity has collective control over 14,307,984 shares (or 11.74%) of Starfield Resources Inc’s outstanding common stock.

(d)	The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control:

Not applicable.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:

FMR Co. has control over 9,973,984 shares (or 8.19%) of Starfield Resources Inc’s outstanding common stock.

FIL has control over 4,334,000 shares (or 3.55%) of Starfield Resources Inc’s outstanding common stock.

(e)	Market where the transaction or occurrence took place:

Vancouver

(f)	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Fidelity fund and trust account sales have been made for investment purposes only and not with the purpose of influencing the control or direction of Starfield Resources Inc. The Fidelity funds and trust accounts may, subject to market conditions, make additional investments in or dispositions of securities of Starfield Resources Inc in the future, including additional purchases of the common stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Starfield Resources Inc.

(g)	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(h)	The names of any joint actors in connection with the disclosure required by this report:

Certain affiliates and associates of Fidelity and certain persons and companies of whom Fidelity is an associate may be presumed to be joint actors with Fidelity. The filing of this report, however, is not an admission that any entity described above is a joint actor with any other entity.

(i)	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

Signed on the 18th day of March, 2005 by

By	“Joseph Mari”
Joseph Mari
V.P. of Global Compliance - FMR Co.
Duly authorized under Powers of
Attorney dated March 9, 2005 by Eric D.
Roiter by and on behalf of FMR Corp. and
its direct and indirect subsidiaries, and
Fidelity International Limited and its
direct and indirect subsidiaries.